

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Paul Rauner, President
HDS International Corp.
9272 Olive Boulevard
St. Louis, MO 63132

> **Re: HDS International Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 8, 2015**
> **File No. 000-53949**

Dear Mr. Rauner:

We have reviewed your revised information statement and have the following comment.

The Proposal to Increase the Authorized Shares of Preferred Stock

Reason for the Amendment, page 10

1.   We note your response to comment 1 of our letter dated June 26, 2015, and your
amended disclosure where you state that you plan to create a new class of series C
preferred stock consisting of 26,660,200 shares and issue the shares to your president
Paul Rauner as part of his executive compensation. Your response notwithstanding, we
also note your statement in your disclosure that you "have resolved the terms and
conditions of the new Series C Preferred Stock." Please expand your disclosure to
provide the terms—or estimated terms given that you currently intend to issue shares to
Mr. Rauner—of the preferred stock including voting rights, the general effect on the
rights of existing shareholders, and whether you will seek approval by security holders
prior to issuing any such shares. Refer to Item 11(b) and (d) of Schedule 14A applicable
to you via Item 1 of Schedule 14C.

Please contact Ivan Griswold**,** Staff Attorney, at (202) 551-3853 or, in his absence, me at
(202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak, P.S.